
                  KANSAS CITY SOUTHERN INDUSTRIES, INC.
                        AND SUBSIDIARY COMPANIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Dollars in Millions)

                                             Years Ended December 31,
                                     1997     1996    1995(a)    1994    1993
Earnings:

Pretax Income(Loss), excluding
  equity in earnings of
  unconsolidated affiliates          $ 64.0   $167.2   $484.5   $148.9   $160.9

Interest Expense on Indebtedness       63.7     59.6     77.0     53.6     51.2

Portion of Rents Representative
  of an Appropriate Interest Factor    26.4     13.9     17.2     17.7     11.0

Equity in Undistributed Earnings
  of 50% Owned Affiliates               2.8      0.8      5.7     15.6      9.0

Distributed Earnings of Less Than
  50% Owned Affiliates                           3.7      0.9      0.1      0.5

Fixed Charges of
  50% Owned Affiliates                  6.0      1.3      1.3      0.9      1.4

  Income (Loss) as Adjusted          $162.9   $246.5   $586.6   $236.8   $234.0

Fixed Charges:

Interest Expense on
  Indebtedness                       $ 63.7   $ 59.6   $ 77.0   $ 53.6   $ 51.2

Capitalized Interest                    7.4        -        -        -        -

Portion of Rents Representative
  of an Appropriate Interest Factor    26.4     13.9     17.2     17.7     11.0

Fixed Charges of
  50% Owned Affiliates                  6.0      1.3      1.3      0.9      1.4

  Total Fixed Charges                $103.5   $ 74.8   $ 95.5   $ 72.2   $ 63.6

Ratio of Earnings to
  Fixed Charges                        1.57*    3.30     6.14     3.28     3.68

* Includes one-time restructuring, asset impairment and other charges.
  Excluding these one-time items, the ratio for 1997 is 3.47.

Note: Exclude amortization expense on intangible debt discount due to immateriality
